December 21, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Era Anagnosti, Legal Branch Chief Office of Financial Services Christopher Dunham

Re:	Bank of the James Financial Group, Inc. (the “Company”)

Registration Statement on Form S-1

Filed December 15, 2015

File No. 333-208561

Dear Ms. Anagnosti and Mr. Dunham:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-208561), pursuant to Rule 461, to Tuesday, December 22, 2015 at 4:00p.m., EDT, or as soon thereafter as practicable. The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Ms. Era Anagnosti

Mr. Christopher Dunham

Securities and Exchange Commission

December 21, 2015

Please call either Darryl Whitesell (434-455-9101) or Eric Sorenson (434-455-9105) of Edmunds & Williams, P.C., counsel to the Company to confirm effectiveness of the registration statement.

Sincerely,
Bank of the James Financial Group, Inc.

By	/S/ J. Todd Scruggs
J. Todd Scruggs
Secretary-Treasurer

cc:	Eric J. Sorenson, Jr., Esq.